Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

December 2, 2021

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 23, 2021 CIK No. 0001825875

Dear Mr. Jones:

This letter is in response to your letter on October 22, 2021 in which you provided a comment to the Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on September 23, 2021. On the date hereof, the Company has confidentially submitted an amendment to the Registration Statement (“Amendment No. 2”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed September 23, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE:  We respectfully advise the Staff that we have revised the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. We also revised the prospectus summary on the cover page of the registration statement to address the risks highlighted on the prospectus cover page. Furthermore, we have provided a cross-reference to a detailed discussion of risks facing the company and the offering as a result of this structure. See “Risk Factors — Risks Related to Our Business and Industry” on page 12 and “Risk Factors – Risks related to Doing Business in China” on page 27.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page

RESPONSE: We respectfully advise the Staff that we have revised the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. We also revised the prospectus summary to address the risks highlighted on the prospectus cover page.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE: We respectfully advise the Staff that we have revised the respective terms referring to the issuer, our subsidiaries and other entities throughout the amendment to the registration statement.

Prospectus Summary, page 1

4.	We note your disclosure that you do not believe that approval from the CSRC and CAC is required for this offering. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: We respectfully advise the Staff that we have disclosed prominently on page 7 that neither the holding company nor any of the subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, or are covered by permissions requirements from any other entity that is required to approve our subsidiaries’ operations.

5.	Please revise the reference to “based upon advice of our PRC counsel” on the cover page to identify your PRC counsel.

RESPONSE: We respectfully advise the Staff that revised our disclosure on the cover page to identify our PRC counsel.

6.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

RESPONSE: We respectfully advise the Staff that we have added the description of how cash is transferred through the organization as part of the prospectus summary on page 5 of the registration statement under caption “Transfers of Cash to and from Our Subsidiaries.”

7.	Please revise the disclosure in this section to highlight that your independent registered public accounting firm has expressed doubt about your ability to continue as a going concern.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure in Amendment No. 2 under “Risk Factor Summary” on page 6 to prominently disclose the statement above.

8.	Please disclose your current level of indebtedness.

RESPONSE: We respectfully advise the Staff that we have disclosed our level of indebtedness in the same part as comment #7 under “Risk Factor Summary.”

Risk Factors, page 5

9.	We note the disclosure on page 5 where you “refer to the information contained in and incorporated by reference under the heading Risk Factors on page 10 of this prospectus and under similar headings in the other documents that are filed with the SEC, and incorporated by reference into this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face.” However, it does not appear that you meet the eligibility to incorporate by reference. Please revise accordingly

RESPONSE: We respectfully advise the Staff that we have revised our disclosure and updated the Risk Factor Summary section in its entirety on pages 6, 7 and 8 to remove the language regarding incorporation by reference.

10.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure and updated the Risk Factor Summary section to include the aspects referenced in this comment on page 7.

11.	Please include a bullet point to highlight that your independent registered public accounting firm has expressed doubt about your ability to continue as a going concern.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure in Amendment No. 2 under “Risk Factor Summary” on page 6 to prominently disclose the statement above.

Risk Factors, page 10

12.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

RESPONSE: We respectfully advise the Staff that we have revised our disclosure regarding the Chinese government’s significant oversight and direction over our business on page 26.

13.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We respectfully advise the Staff that we have previously disclosed prominently regarding this comment on page 26 under “Risk Factors – Risks Related to Our Business and Industry - It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.”

We traditionally have had substantial customer concentration, page 12

14.	Please reconcile your disclosure in this risk factor that your top five customers accounted for 41% of revenues for the year ended December 31, 2020 with your disclosure on page F-18 that three customers accounted for 41% of revenue during fiscal year 2020.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on page 15 to be consistent with the figures on the F pages.

Use of Proceeds, page 39

15.	We note your disclosure on page 37 under the risk factor heading “We have broad discretion in the use of net proceeds...,” that your management may apply proceeds to possible acquisitions. Please revise your Use of Proceeds section to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions.

RESPONSE: We respectfully advise the Staff that we have updated our disclosure regarding use of proceeds on page 44.

Primary Sources and Uses of Liquidity, page 47

16.	Please disclose the material terms of the “Revolving Credit Facility” mentioned in this section and on page F-13 and file as an exhibit the underlying agreement. Also, file as an exhibit the underlying agreements related to the “Credit Facility” mentioned on page 47.

RESPONSE: We respectfully advise the Staff that we have updated our disclosure in Amendment No. 2 to disclose the material terms of the Revolving Credit Facility in a summary chart on page 26. Due to the bulk of the agreements, they are still being translated and will be attached as exhibits in the next amendment to the registration statement.

Related Party Transactions, page 89

17.	Please update the disclosure in this section. For guidance, see Item 7.B of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have updated our disclosure in Amendment No. 2 to the latest practical date on page 98.

18.	Please file as exhibits the underlying agreements related to your transactions with Lingyi Kong mentioned on page 90

RESPONSE: We respectfully advise the Staff that we have revised our disclosure in Amendment No. 2 to include the underlying agreements related to our transactions with Lingyi Kong as Exhibits 10.7 and 10.8.

Undertakings, page II-2

19.	We note your disclosure throughout your document that you are a foreign private issuer. Please include the undertakings required by Item 512(a)(4) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure in Amendment No. 2 to include the undertakings required by Item 512(a)(4) of Regulation S-K

Exhibit Index, page II-5

20.	Please revise the Exhibit Index to include exhibit 99.3.

RESPONSE: We respectfully advise the Staff that Exhibit 99.3 was meant to be 99.1 and we have revised our Exhibit Index to include Exhibit 99.1 and Exhibit 99.2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

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